Viceroy Exploration Ltd.	News Release #2004.22

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212	www.viceroyexploration.com

News Release

$10.0 Million Bought Deal Financing

Vancouver, British Columbia, November 16, 2004 - Viceroy Exploration Ltd. (the "Company") announces that the Company has entered into an agreement (the "Agreement") with a syndicate of Underwriters led by Canaccord Capital Corporation and including Pacific International Securities and Haywood Securities Corp. for the sale, on a bought deal underwritten basis (the "Offering"), of an aggregate of 4,545,500 Units at a price of $2.20 per Unit for gross proceeds of $10,000,100. The Underwriters have also been granted an over allotment option for an additional 909,150 Units ($2,000,130) which, if exercised prior to closing, will provide the Company with gross proceeds of $12,000,230. The Offering is subject to all necessary regulatory approvals.

Each Unit will be comprised of one common share ("Common Share") and one half of a transferable share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at a price of $2.75 within twenty-four months of issuance. Pursuant to the Agreement, the Underwriters are entitled to substitute, prior to closing, purchasers who are qualified to purchase the Units pursuant to applicable securities legislation.

The net proceeds of the placement will be used to advance the exploration and evaluation of the Company´s Gualcamayo gold project in San Juan, Argentina, and for general working capital purposes.

The Underwriters shall be entitled to receive a cash commission representing 6.5% of the proceeds from the sale of the Units and Underwriters´ warrants to acquire Common Shares, representing 6.5% of the Units sold, at a price of $2.75 per Common Share within twenty-four months of closing.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, located in San Juan Province, Argentina. The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact either:

Patrick G. Downey	John P. Fairchild
President and Chief Executive Officer	Chief Financial Officer

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.